UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2026

Commission File Number: 001-43406

Goldgroup Mining Inc.
(Translation of registrant’s name into English)

1111 Melville Street, Suite 410
Vancouver, British Columbia, V6E 3V6, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report of Foreign Private Issuer on Form 6-K (this “Report”) of Goldgroup Mining Inc. (the “Registrant”) consists of (i) interim financial statements, management’s discussion and analysis, and related exhibits, each dated August 31, 2026, and (ii) a business acquisition report dated August 25, 2026.

Exhibits 99.1, 99.2, 99.3, and 99.4 included with this Report are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-298102) (including any prospectuses forming a part of such registration statement) and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Financial Statements dated August 31, 2026
99.2	Interim MD&A dated August 31, 2026
99.3	Certification of Interim Filings - CEO dated August 31, 2026
99.4	Certification of Interim Filings - CFO dated August 31, 2026
99.5	Technical Report (NI 43-101) for DDGM dated March 30, 2026
99.6	Certificate of qualified person (NI 43-101) dated March 30, 2026
99.7	Certificate of qualified person (NI 43-101) dated March 30, 2026
99.8	Certificate of qualified person (NI 43-101) dated March 30, 2026
99.9	Certificate of qualified person (NI 43-101) dated March 30, 2026
99.10	Consent of qualified person (NI 43-101) dated March 30, 2026
99.11	Consent of qualified person (NI 43-101) dated March 30, 2026
99.12	Consent of qualified person (NI 43-101) dated March 30, 2026
99.13	Consent of qualified person (NI 43-101) dated March 30, 2026
99.14	Technical Report (NI 43-101) for Back Forty dated November 15, 2023
99.15	Consent of qualified person (NI 43-101) dated November 15, 2023
99.16	Consent of qualified person (NI 43-101) dated November 15, 2023
99.17	Consent of qualified person (NI 43-101) dated November 15, 2023
99.18	Consent of qualified person (NI 43-101) dated November 15, 2023
99.19	Consent of qualified person (NI 43-101) dated November 15, 2023
99.20	Consent of qualified person (NI 43-101) dated November 15, 2023
99.21	Consent of qualified person (NI 43-101) dated November 15, 2023
99.22	Consent of qualified person (NI 43-101) dated November 15, 2023
99.23	Consent of qualified person (NI 43-101) dated November 15, 2023
99.24	Business Acquisition Report dated August 24, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDGROUP MINING INC.
(Registrant)
Date: September 3, 2026	By:	/s/ Chet Holyoak
		Name:	Chet Holyoak
		Title:	Chief Financial Officer